Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 Nos. 333-156246 and Form S-8 Nos. 333-167488, 333-164207, 333-156641, 333-151135, 333-145306 and 333-138248) of Infinity Pharmaceuticals, Inc. and in the related Prospectuses of our reports dated March 11, 2010, except for Note 2 as to which the date is March 15, 2011, with respect to the consolidated financial statements of Infinity Pharmaceuticals, Inc., and our report dated March 11, 2010 except for the effects of the material weakness described in the sixth paragraph of such report as to which the date is March 15, 2011, with respect to the effectiveness of internal control over financial reporting of Infinity Pharmaceuticals, Inc., included in this Annual Report (Form 10-K/A) for the year ended December 31, 2009.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 15, 2011